SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A1
                    Under the Securities Exchange Act of 1934

                       LIGAND PHARMACEUTICALS INCORPORATED
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   53220K 20 7
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000
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                                    Copy to:
                            Lisabeth F. Murphy, Esq.
                           Athena Neurosciences, Inc.
                              800 Gateway Boulevard
                      South San Francisco, California 94080
                                 (650) 877-0900
                            Telecopy: (650) 875-3620

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 14, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 53220K 20 7

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
             ONLY)
          Elan Corporation, plc
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          I.R.S. Employer Identification No.: NA
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                              (b) / /
          N/A
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

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          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                         N/A

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland
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                             7         SOLE VOTING POWER

        NUMBER OF                      8,110,672
           SHARES            __________________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        None
         REPORTING           __________________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       8,110,672
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,110,672
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.4% (based upon outstanding common stock as of April 30,
            1999)
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14        TYPE OF REPORTING PERSON

          CO
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



Item 1.  Security and Issuer.

     This Schedule 13D/A1 amends the Schedule 13D filed with the Securities Exchange Commission on January 6, 1999 (the "Schedule 13D") with respect to the Common Stock, $0.001 par value ("Common Stock"), of Ligand Pharmaceuticals Incorporated (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 10275 Science Center Drive, San Diego, California 92121.

Item 3.  Sources and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is restated in its entirety as follows:

     Pursuant to a Stock Purchase Agreement, dated as of September 30, 1998, by and between the Issuer and Elan International Services, Ltd., a wholly-owned subsidiary of Elan ("EIS"), EIS acquired 1,278,970 shares of Common Stock (the "First Shares") on September 30, 1998 for an aggregate cash purchase price of $14,900,000.50.

     Pursuant to a Securities Purchase Agreement, dated as of November 6, 1998, by and among the Issuer, EIS and Elan (the "Purchase Agreement"), on November 9, 1998, EIS acquired (i) 437,768 additional shares of Common Stock (the "Second Shares") for an aggregate cash purchase price of $5,099,997.20 and (ii) zero coupon convertible senior notes due 2008 of the Issuer with an 8.0% per annum yield to maturity (the "Notes") and an issue price of $30,000,000 (the "Initial Notes"). The issue price plus all accrued interest on the Initial Notes is convertible into Common Stock of the Issuer at any time at the option of EIS at a conversion price of $14.00 per share.

     Pursuant to a Development, License and Supply Agreement, dated as of November 6, 1998 (the "License Agreement"), by and between the Issuer and Elan, on November 9, 1998, Elan acquired (i) 429,185 additional shares of Common Stock of the Issuer (the "Third Shares") and (ii) additional Notes of the Issuer (the "Second Notes") with an issue price of $10,000,000, in each case, in lieu of certain cash license fees payable by the Issuer to Elan pursuant to the License Agreement. The issue price plus all accrued interest on the Second Notes is convertible into Common Stock of the Issuer at any time at the option of Elan at a conversion price of $14.00 per share.

     Pursuant to the Purchase Agreement, on July 14, 1999, EIS acquired additional Notes of the Issuer (the "Third Notes" and, together with the First Shares, the Second Shares, the Third Shares, the Initial Notes and the Second Notes, the "Securities") with an issue price of $40,000,000. The issue price plus all accrued interest on the Third Notes is convertible into Common Stock of the Issuer at any time at the option of EIS at a conversion price of $14.00 per share.

     The First Shares, the Second Shares, the Initial Notes and the Third Notes were purchased by EIS with general corporate funds. None of such funds were borrowed.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is restated in its entirety as follows:

     Elan acquired the Securities for the purpose of making an investment in the Issuer and in connection with the execution of the License Agreement.

     Each of the Initial Notes, the Second Notes and the Third Notes are convertible into Common Stock of the Issuer at the option of EIS or Elan, as the case may be, at a conversion price of $14.00 per share. The number of shares of Common Stock into which the Initial Notes, the Second Notes and the Third Notes may be converted is based upon the quotient obtained by dividing the issue price thereof plus all accrued interest thereon to the conversion date by $14.00.

     The Issuer has granted to Elan and EIS certain registration rights for the First Shares, the Second Shares and the Third Shares and the shares of Common Stock issuable upon conversion of the Initial Notes, the Second Notes and the Third Notes.

     Pursuant to and subject to the conditions set forth in the Purchase Agreement, at the Issuer's request, EIS will, in its sole discretion, purchase additional Notes with an issue price of up to $30,000,000 on or before December 31, 1999. Such Notes will be convertible into Common Stock of the Issuer at the option of EIS at a conversion price equal to the average of the closing prices of the Common Stock for the 20 consecutive trading days immediately preceding the issue date of such Notes, plus a premium; provided that the conversion price of such Notes will not be less than $14.00 or greater than $20.00 per share. In addition, pursuant to the License Agreement, Elan may, at the option of the Issuer, acquire additional shares of Common Stock in lieu of certain cash fees which may become payable by the Issuer to Elan pursuant thereto upon the achievement of certain milestones.

     Other than as set forth above, neither Elan nor EIS has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing descriptions of the Purchase Agreement and the License Agreement do not purport to be complete and are qualified in their entirety by reference to the full text thereof (copies of which were filed as Exhibits 1 and 2 to the Schedule 13D). The Purchase Agreement and the License Agreement are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     Item 5 (a) of the Schedule 13D is restated in its entirety as follows:

     (a) Elan is the beneficial owner of 8,110,672 shares of Common Stock, or approximately 15.4%, of the outstanding shares of Common Stock (based upon the outstanding shares of Common Stock as of April 30, 1999 and the shares of Common Stock issuable upon conversion of the Initial Notes, the Second Notes and the Third Notes). To the best knowledge of Elan, no other person named in Item 2 above beneficially owns any shares of Common Stock of the Issuer.

                                    Signature


     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

July 27, 1999

                             ELAN CORPORATION, PLC


                             By: /s/ William F. Daniel
                                 -------------------------------
                                 Name: William F. Daniel
                                 Title: Group Financial Controller

     Schedule A to the Schedule 13D is restated in its entirety as follows:

                                   Schedule A

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Armen, Boushel, Crowley, Gillespie, McIntyre, McLaughlin, Selkoe and Thornburgh) and officer of Elan Corporation, plc ("Elan") are set forth in the following table:

1.       (a)      Donal J. Geaney
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, Chairman of the Board and Chief Executive Officer
                  of Elan
         (d)      Ireland

2.       (a)      John Groom
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, President and Chief Operating Officer of Elan
         (d)      United Kingdom

3.       (a)      Thomas G. Lynch
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, Executive Vice President and Chief Financial
                  Officer of Elan
         (d)      United Kingdom

4.       (a)      William F. Daniel
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Group Vice President, Finance and Group Controller of Elan
         (d)      Ireland

5.       (a)      Paul Goddard, Ph.D.
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      President, Elan Pharmaceuticals
         (d)      United Kingdom

6.       (a)      Mark A. Pearson
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Partner, McCann FitzGerald; Secretary of Elan
         (d)      Ireland

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Geaney, Groom, and Lynch) are set forth in the following table:

1.       (a)      Garo H. Armen, Ph.D.
         (b)      630 Fifth Avenue, Suite 2167, New York, New York  10111

         (c) Managing General Partner, Armen Partners, L.P.; Chairman of the Board and Chief Executive Officer of Antigenics, LLC
         (d)      United States

2.       (a)      Brendan E. Boushel
         (b)      9 Upper Mount Street, Dublin 2, Ireland
         (c)      Retired
         (d)      Ireland

3.       (a)      Laurence G. Crowley
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Executive Chairman, Michael Smurfit Graduate School of
                  Business of University College Dublin
         (d)      Ireland

4.       (a)      Alan R. Gillespie, Ph.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Managing Director, Goldman Sachs International
         (d)      United Kingdom

5.       (a)      Kieran McGowan
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Retired
         (d)      Ireland

6.       (a)      Kevin McIntyre, M.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Associate Clinical Professor of Medicine at Harvard Medical
                  School
         (d)      United States

7.       (a)      Kyran McLaughlin
         (b)      Davy House, 49 Dawson Street, Dublin 2, Ireland
         (c)      Joint Chief Executive, Davy Stockbrokers
         (d)      Ireland

8.       (a)      Dennis J. Selkoe, M.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Professor of Neurology and Neuroscience at Harvard Medical
                  School
         (d)      United States

9.       (a)      Richard L. Thornburgh
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (C)      Counsel to the law firm of Kirkpatrick & Lockhart LLP
         (d)      United States

10.      (a)      Daniel P. Tully
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Retired
         (d)      United States